                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                  Keane, Inc.
                                  -----------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   48666510
                                   --------
                                (CUSIP Number)
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CUSIP No. 4866510                                                Page 2 of 7
          -------
                                 SCHEDULE 13G

----------------------------------------------------------------------------

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     John F. Keane
     ###-##-####
----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group - Not Applicable
----------------------------------------------------------------------------

3.   SEC Use Only
----------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     United States of America
----------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     894,060 Shares
----------------------------------------------------------------------------

6.   Shared Voting Power

     6,689,176 Shares
----------------------------------------------------------------------------

7.   Sole Dispositive Power

     894,060 Shares
----------------------------------------------------------------------------
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CUSIP No. 48666510                                                 Page 3 of 7
          --------

------------------------------------------------------------------------------

8.   Shared Dispositive Power

     6,689,176 Shares
------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     7,583,236 Shares
------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

The aggregate amount reported as beneficially owned in row 9 does not include 355,795 shares held by the reporting person's wife, Marilyn T. Keane, as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Act of 1934, as amended.

------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9.

     10.7%
------------------------------------------------------------------------------

12.  Type of Reporting Person.

     IN
------------------------------------------------------------------------------
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CUSIP No. 48666510                                              Page 4 of  7
          --------

                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Keane, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

Ten City Square
Boston, Massachusetts 02129


Item 2(a).  Name of Person Filing:
----------------------------------

John F. Keane


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

Ten City Square
Boston, Massachusetts 02129


Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.10 par value per share


Item 2(e).  CUSIP Number:
-------------------------

48666510

Item 3:
-------

Not Applicable
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CUSIP No. 48666510                                                  Page 5 of 7
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Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     7,583,236 Shares


     (b) Percent of Class:

     10.7%


     (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 894,060 Shares;

          (ii)   shared power to vote or to direct the vote:

                 6,689,176 Shares;

          (iii)  sole power to dispose or to direct the
                 disposition of:

                 894,060 Shares;

          (iv) shared power to dispose or to direct the disposition of:

                 6,689,176 Shares.


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable
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CUSIP No. 48666510                                                  Page 6 of 7
          --------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

3,344,588 shares are held by the John F. Keane Qualified Annuity Trust, c/o John
F. Keane, Keane, Inc., 10 City Square, Boston, MA 02129, of which the reporting person and his wife, Marilyn T. Keane, are trustees and the reporting person is a beneficiary.

3,344,588 shares are held by the Marilyn T. Keane Qualified Annuity Trust, c/o John F. Keane, Keane, Inc., 10 City Square, Boston, MA 02129, of which the reporting person and his wife, Marilyn T. Keane, are trustees and the reporting person's wife is a beneficiary.


Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
--------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No. 48666510                                                  Page 7 of 7
          --------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ John F. Keane
                                         --------------------------------
                                         John F. Keane

                                         Date:  February 16, 1999